February 9, 2016

VIA EDGAR

Ms. Anu Dubey

Securities and Exchange Commission

100 F Street N.E.

Division of Investment Management

Washington, D.C. 20549

RE: ETFis Series Trust (the “Registrant”) (CIK: 0001559109)

(Accession No. 0000891092-16-012105), (File Nos. 333-187668 and 811-22819)

Ms. Dubey:

We are filing this as notice that the filing submitted on February 8, 2016 with Accession No. 0000891092-16-012105 under EDGAR submission type “RW” was filed in error. It was filed with the wrong EDGAR submission type. The filing should have been made under EDGAR submission type “AW”. Accordingly, please disregard the erroneous filing Accession No. 0000891092-16-012105. We will refile the corrected EDGAR submission type “AW” to withdraw Post-Effective Amendment No. 66 with respect to the Virtus Newfleet Short Duration Income ETF.

If you should have any questions regarding this request, please do not hesitate to contact Jeffrey Skinner of Kilpatrick Townsend & Stockton LLP at 336-607-7512.

Sincerely,

/s/ William J. Smalley

William J. Smalley

President